UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: September 25, 2017

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Aircraft Acquisitions during the three months ending September 30, 2017

Fly Leasing Limited (“FLY”) has acquired three aircraft since June 30, 2017, two Boeing 737-800 aircraft manufactured in 2010 and 2012, and one Boeing 737 MAX 8 aircraft manufactured in 2017. As of September 20, 2017, the annualized contracted rent for these three aircraft is $12.4 million, with lease maturities in 2022, 2023 and 2029. These aircraft were acquired with unrestricted cash.

Air Berlin Bankruptcy Proceedings

FLY leases two aircraft to Air Berlin, including one Airbus A321-200 aircraft (manufactured in 2015) and one Airbus A330-200 aircraft (manufactured in 2001).  In August 2017, Air Berlin commenced insolvency proceedings in Germany and the United States.

As a result of these insolvency proceedings, FLY has placed Air Berlin on non-accrual status and will recognize revenue from these two leases only as cash is received, including cash proceeds from security deposits and letters of credit.  Due to the availability of security deposits and letters of credit, FLY does not expect that its operating lease rental revenue for the third quarter of 2017 will be negatively impacted. However, operating lease rental revenue could be negatively impacted in future quarters depending on the ultimate outcome of the insolvency proceedings.  At the time of the insolvency filing, the amount of operating lease rental revenue per quarter from these two leases was approximately $2.2 million.  In addition, FLY may incur incremental cash costs associated with the insolvency proceedings including repossession costs, technical costs and remarketing costs of these aircraft.

Further, as a result of these insolvency proceedings, FLY intends to assess both of the aircraft leased to Air Berlin for impairment.  FLY will record an impairment charge in the third quarter of 2017 if the sum of the expected future cash flows associated with the use of these aircraft and their eventual disposition is less than their carrying amount on FLY’s balance sheet.  FLY does not expect this assessment to result in an impairment charge on the Airbus A321-200 aircraft.  However, FLY believes that it is likely that there will be an impairment charge on the Airbus A330-200 aircraft. The  carrying amount of this aircraft at June 30, 2017 was $32.2 million.

Redemption of 6.75% Senior Notes due 2020

On September 25, 2017, FLY announced that it intends to offer and sell $300 million in aggregate principal amount of its senior unsecured notes due 2024. FLY will use the net proceeds of this offering, together with cash on hand, to discharge the obligations under its outstanding 6.75% Senior Notes due 2020 (the “2020 Notes”).  FLY expects to incur pre-tax expenses of approximately $20.5 million in the fourth quarter of 2017 relating to the discharge of the 2020 Notes, of which $3.4 million will be non-cash.

The offering is being made pursuant to an effective shelf registration statement on file with the U.S. Securities and Exchange Commission (the “SEC”) and is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

This Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy the notes, nor shall there be any offer, solicitation or sale of any notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Cautionary Statement Regarding Forward-Looking Statements

This Report on Form 6-K contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s plans, objectives, expectations and intentions. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. These factors include, but are not limited to those described under ‘‘Risk Factors’’ beginning on page S-17 of the preliminary prospectus supplement filed on September 25, 2017, and the information described under ‘‘Risk Factors’’ under the heading ‘‘Item 3. Key Information’’ beginning on page 4 of FLY’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, which is incorporated in the preliminary prospectus supplement by reference, and any risk factors included or described in FLY’s other periodic reports, and in other information filed with the SEC, from time to time, and incorporated by reference into the preliminary prospectus supplement. Should one or more of these risks or uncertainties materialize, or should any of FLY’s assumptions prove incorrect, FLY’s actual results may vary in material respects from those projected in these forward-looking statements. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

This report on Form 6-K is hereby incorporated by reference into Fly Leasing Limited’s Registration Statement on Form F-3, as amended (Reg. No. 333-157817), first filed with the Securities and Exchange Commission on March 10, 2009; Registration Statement on Form F-3, as amended (Reg. No. 333-187305), first filed with the Securities and Exchange Commission on March 15, 2013; and Registration Statement on Form F-3 (Reg. No. 333-219933), first filed with the Securities and Exchange Commission on August 11, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

Date: September 25, 2017	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director